Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: April 4th, 2007
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Letter of the New York Stock Exchange, Inc. dated April 4th, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: January 4th, 2007	By:	/s/ Klaus Malkomes
		Name:	Klaus Malkomes
		Title:	Senior General Manager

	By:	/s/ Dr. Paul Reuter
		Name:	Dr. Paul Reuter
		Title:	Head of Mergers & Acquisitions

By Telefax-No. 001-212-656-5071 and by mail	ALTANA AG

Mr. Stefan Jekel	Postfach 1244
Account Representative	61282 Bad Homburg v.d.H.
International Client Services	Herbert-Quandt-Haus
New York Stock Exchange, Inc.	Am Pilgerrain 15
20 Broad Street	61352 Bad Homburg v.d.H.
New York, New York 10005	Deutschland
U.S.A.	T +49 (0) 6172 1712-0
F +49 (0) 6172 1712-5 50
www.altana.de
April 4th, 2007
ALTANA Aktiengesellschaft
Dear Mr. Jekel,
in accordance with Section 204.33 of the NYSE Listed Company Manual we hereby submit information about the re-purchase and re-sale of ALTANA shares by ALTANA AG during the first quarter of 2007.
Shares have been re-purchased and re-sold exclusively in transactions executed on the Frankfurt Stock Exchange.

-	Number of treasury shares held by ALTANA AG as per December 31st, 2006:	4,413,208
-	Number of shares re-purchased from January 1st to March 31st, 2007:	2,971
-	Number of shares disposed of from January 1st to March 31st, 2007:	2,971
-	Number of treasury shares held by ALTANA AG on March 31st, 2007:	4,413,208
With kind regards,
ALTANA AG

Klaus Malkomes	Frank Richter